

Ridgeway
Petroleum Corp.


03029025

#82 - 1819


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2003
WASH. D.C. 188 SECTION
PROCESSED
AUG 12 2003
THOMSON FINANCIAL
SUPPL

July 22, 2003

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our July 21, 2003 News Release.

Yours truly,

RIDGEWAY PETROLEUM CORP.

Christiane Koeksal
Office Manager

Enclosure

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



NEWS RELEASE

RIDGEWAY PETROLEUM INCREASES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, July 21, 2003-- Ridgeway Petroleum Corp. (the "Company") has increased the recently announced private placement, which is subject to regulatory approval, from 222,223 units to 325,000 units at a price of $2.25 per unit for aggregate proceeds of approximately $ 731,250.00. Each unit comprises one share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $2.45 per share for two years from the date of the closing of the private placement. No commissions are payable on this placement.

The proceeds of the private placement will be used for lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico, development /appraisal drilling and for general working capital.

In addition the company has received Helium analysis from 3 different zones in 3 separate wells approximately confirming earlier corporate testing.

Well #	Helium Content	Zone
22 – 1X State	HE 1.11 %	Ft Apache – Upper Zone
3 – 1 State	HE .572 %	Amos Wash – Middle Zone
10 – 22 State	HE .0671 %	Lower Abo – Deepest Zone

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

These results are from a field gas origin study being carried out by a group including the department of Earth Sciences at the University of Manchester, Manchester, England.

Also, the company and Union Securities Ltd. have agreed to cancel a financing agreement announced in February 2003.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.



Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM INCREASES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, July 21, 2003-- Ridgeway Petroleum Corp. (the "Company") has increased the recently announced private placement, which is subject to regulatory approval, from 222,223 units to 325,000 units at a price of $2.25 per unit for aggregate proceeds of approximately $ 731,250.00. Each unit comprises one share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $2.45 per share for two years from the date of the closing of the private placement. No commissions are payable on this placement.

The proceeds of the private placement will be used for lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico, development /appraisal drilling and for general working capital.

In addition the company has received Helium analysis from 3 different zones in 3 separate wells approximately confirming earlier corporate testing.

Well #	Helium Content	Zone
22 – 1X State	HE 1.11 %	Ft Apache – Upper Zone
3 – 1 State	HE .572 %	Amos Wash – Middle Zone
10 – 22 State	HE .0671 %	Lower Abo – Deepest Zone

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

These results are from a field gas origin study being carried out by a group including the department of Earth Sciences at the University of Manchester, Manchester, England.

Also, the company and Union Securities Ltd. have agreed to cancel a financing agreement announced in February 2003.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



Walter Ruck, President